SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 1)*

                                NETRATINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   64116M-10-8
                                 (CUSIP Number)

                                  JAMES A. ROSS
                                    VNU, INC.
                                  770 BROADWAY
                            NEW YORK, NEW YORK 10003
                                 (646) 654-5000
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 16, 2001
             (Date of Event Which Requires Filing of This Statement)

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. { }

         Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO.  64116M-10-8            SCHEDULE 13D
--------------------------------------------------------------------------------
    (1)      Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

                 Nielsen Media Research, Inc. (EIN: 06-1450569)

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds

             WC AF
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceeding is Required Pursuant
             to Item 2(d) or 2(e)          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                        0
           Number of               ---------------------------------------------
           Shares                  (8)   Shared Voting Power
           Owned                               20,830,595*
           by Each                 ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
           Person With                                  0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                               20,830,595*
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                               20,830,595*
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)    63.9%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------


-----------------
* The number of shares beneficially owned includes 1,640 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details regarding the options.

CUSIP NO.  64116M-10-8            SCHEDULE 13D
--------------------------------------------------------------------------------
    (1)      Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

                     ACNielsen Corporation (EIN: 06-1454128)

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds

             AF
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceeding is Required Pursuant
             to Item 2(d) or 2(e)          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                        0
           Number of               ---------------------------------------------
           Shares                  (8)   Shared Voting Power
           Owned                               20,830,595**
           by Each                 ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
           Person With                                  0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                               20,830,595**
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                               20,830,595**
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)    63.9%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------


----------------

** The number of shares beneficially owned includes 1,640 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details regarding the options.

CUSIP NO.  64116M-10-8            SCHEDULE 13D
--------------------------------------------------------------------------------
    (1)      Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

                  VNU N.V.

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds

             BK
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceeding is Required Pursuant
             to Item 2(d) or 2(e)          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization        The Netherlands

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                        0
           Number of               ---------------------------------------------
           Shares                  (8)   Shared Voting Power
           Owned                               20,830,595#
           by Each                 ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
           Person With                                  0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                               20,830,595#
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                               20,830,595#
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)    63.9%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------


----------------

# The number of shares beneficially owned includes 1,640 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details regarding the options.

ITEM 1   SECURITY AND ISSUER

         This Amendment No. 1 to the Schedule 13D, dated January 3, 2000, of VNU N.V. and Nielsen Media Research, Inc. (the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common stock, par value $.001 per share (the "Common Stock"), of NetRatings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 830 Hillview Court, Suite 300, Milpitas, California 95035.

ITEM 2   IDENTITY AND BACKGROUND

         Item 2 is hereby amended in its entirety to read as follows:

         "This statement is being filed on behalf of Nielsen Media Research, Inc., a Delaware corporation ("NMR"), ACNielsen Corporation, a Delaware corporation ("ACNielsen") and VNU N.V., a Netherlands corporation ("VNU", and, together with NMR and ACNielsen, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit 1.

         NMR's principal business and office address is 299 Park Avenue, New York, New York 10171. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.

         ACNielsen's principal business and office address is 177 Broad Street, Stamford, Connecticut 06901. ACNielsen is principally engaged in the business of delivering market research information and analysis to the consumer products and services industries.

         VNU's principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU at such location is 0ll 31 23 546 3463. VNU is principally engaged in the business of publishing and information services activities. VNU indirectly owns 100% of the voting stock of NMR and of ACNielsen.

         NMR is a wholly-owned subsidiary of VNU, Inc. ("VNU, Inc."), which in turn is a wholly-owned subsidiary of VNU International B.V., which itself is a wholly owned subsidiary of VNU. VNU, Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of VNU, Inc. at such location is (646) 654-5000. VNU, Inc. conducts VNU's business operations in the United States, including publishing and information services activities. VNU International B.V.'s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU International B.V. at such location is 011 31 23 546 3463. VNU International B.V. is a holding company, the principal business of which is to hold certain of VNU's investments and operations, including ACN Holdings Inc. and VNU, Inc.

         ACNielsen is a wholly-owned subsidiary of ACN Holdings Inc., which in turn is a wholly-owned subsidiary of VNU International B.V., which itself is a wholly-owned subsidiary of VNU. ACN Holdings Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACN Holdings Inc. at such location is (646) 654-5000. ACN Holdings Inc. is a holding company which holds all of the shares of ACNielsen.

         On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly-owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

         Schedule A sets forth, with respect to each executive officer and director of the Reporting Persons (hereinafter, the "Related Persons"), such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

         Neither the Reporting Persons, VNU, Inc., ACN Holdings Inc., VNU International B.V. nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3   SOURCE AND AMOUNT OF CONSIDERATION

         Item 3 is hereby amended in its entirety to read as follows:

         "On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly-owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

         The funds for VNU's and Artist Acquisition, Inc.'s tender offer and for the subsequent merger of Artist Acquisition, Inc. with and into ACNielsen were borrowed by VNU under a Revolving Credit Facility Agreement dated as of December 17, 2000 with Merrill Lynch International as agent and arranger and the banks from time to time parties thereto. VNU and certain of its affiliates advanced such funds via intercompany loans and capital contributions to Artist Acquisition, Inc. to fund the tender offer and subsequent merger.

         The funds for NMR's purchase of Series C and Series D Preferred Stock of the Issuer described in Item 4 below were obtained from NMR's working capital. VNU and an affiliate of VNU borrowed the funds used to purchase the Common Stock through exercise of the Warrants and the Top-Off Right (as described in Item 4 below) under a Revolving Credit Facility Agreement dated as of August 15, 1999 with ABN-AMRO Bank ("ABN") and Merrill Lynch International as arrangers, ABN as agent and the banks from time to time parties thereto. VNU and the affiliate of VNU advanced such funds to NMR to fund the purchase of the Common Stock by NMR. Such Credit Facility has expired prior to the filing of this Amended Schedule 13D."

ITEM 4   PURPOSE OF TRANSACTION

         Item 4 is hereby amended by the addition of the following paragraphs:

         "On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly-owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

         The Reporting Persons, VNU, Inc., VNU International B.V. and ACN Holdings Inc. do not have (and, to the best knowledge of the Reporting Persons, none of the Related Persons has) any present plans or proposals which relate to or would result in any of the actions or events specified in clauses (a) through
(i) of the Instructions to Item 4 to Schedule 13D or any action similar to those enumerated in those clauses."

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended in its entirety to read as follows:

         "(a) The Reporting Persons are the beneficial owners of 20,830,595 shares of Common Stock, constituting approximately 63.9% of the issued and outstanding shares of Common Stock outstanding as of November 10, 2000 based upon information obtained from the Issuer's Form 10Q for the period ending September 30, 2000.

         To the best knowledge of the Reporting Persons, the Related Persons are the beneficial owners, in the aggregate, of 8,640 shares of Common Stock, constituting less than 1% of the issued and outstanding shares of Common Stock as of November 10, 2000, as follows:

Name                                                     Number of Shares
----                                                     ----------------
John A. Dimling                                                3,500
Thomas A. Mastrelli                                                0
Gerald S. Hobbs                                                    0
James O'Hara                                                       0
Stephen J. Boatti                                              2,000
Anita M. Rubino                                                  750
John A. Loftus                                                   750
Piet A.W. Roef                                                     0
Peter A.F.W. Elverding                                             0
Theo G.G.M. Bouwman                                                0
Peter J. van Dun                                                   0
Aad G. Jacobs                                                      0
Frank L.V. Meysman                                                 0
Lien M.W.M. Vos-van Gortel                                         0
Joep L. Brentjens                                                  0
Rob F. van den Bergh                                               0
Frans J.G.M. Cremers                                               0
Nicholas L. Trivisonno                                             0
Michael P. Connors                                             1,640
Earl H. Doppelt                                                    0
Robert J. Chrenc                                                   0

         (b) NMR directly owns 18,832,727 shares of the Common Stock of the Issuer. ACNielsen directly owns 1,997,868 shares of the Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR and ACNielsen over the 18,832,727 and 1,997,868## shares of the Common Stock of the Issuer directly held by NMR and ACNielsen, respectively, as a result of VNU's indirect ownership of 100% of the voting securities of each of NMR and ACNielsen.

         Each of the Related Persons, except Michael P. Connors, who owns shares in the Issuer as described in response to Item 5(a) above has sole voting and dispositive power over the shares of the Common Stock of the Issuer owned by such Related Person.

         Mr. Connors, an employee of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 1,640 are issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 3,360 shares are not currently beneficially owned by Mr. Connors or ACNielsen for purposes of Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

         (c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or any Related Person during the past 60 days.

-----------------------
## See following discussion relating to 1,640 options to buy shares of Common Stock of the Issuer held by Michael P. Connors, an employee of ACNielsen, which are included in the number of shares beneficially owned by ACNielsen.

         (d) Not applicable.

         (e) Not applicable."

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended by the addition of the following paragraph:

         "Mr. Connors, an employee of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 1,640 are issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 3,360 shares are not currently beneficially owned by Mr. Connors or ACNielsen for purposes of Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing."

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended in its entirety to read as follows:

         "The following materials are filed as exhibits to this statement of beneficial ownership on Schedule 13D and are either attached hereto or are incorporated by reference to registration statements or periodic reports of the Issuer or the Reporting Persons filed with the Securities and Exchange Commission, as permitted under Rule 12b-32 of the general rules and regulations under the Securities Exchange Act of 1934, as amended.

         a. Joint Filing Agreement between NMR, ACNielsen and VNU dated February 21, 2001;

         b. Operating Agreement;

         c. First Warrant;

         d. Second Warrant;

         e. Second Restated Rights Agreement dated September 22, 1999;

         f. Series C Preferred Stock Purchase Agreement dated as of August 5, 1999;

         g. Series D Preferred Stock Purchase Agreement dated September 22,
            1999;

         h. Top-Off Agreement;

         i. Closing Agreement;

         j. Second Restated Stockholders Agreement dated September 22, 1999; and

         k. Revolving Credit Facility Agreement, dated as of August 15, 1999 among VNU, VNU Ireland, ABN-AMRO Bank N.V., Merrill Lynch International and Merrill Lynch Capital Corporation.

         l. Revolving Credit Facility Agreement, dated as of December 17, 2000 among VNU and Merrill Lynch International."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001

                                             NIELSEN MEDIA RESEARCH, INC.

                                             By: /s/ Stephen J. Boatti
                                                 ------------------------------
                                                 Name:  Stephen J. Boatti
                                                 Title: Senior Vice President
                                                        & Secretary


                                             ACNIELSEN CORPORATION

                                             By: /s/ Thomas A. Mastrelli
                                                 ------------------------------
                                                 Name:  Thomas A. Mastrelli
                                                 Title: Director


                                             VNU N.V.

                                             By: /s/ Frans J.G.M. Cremers
                                                 ------------------------------
                                                 Name:  Frans J.G.M. Cremers
                                                 Title: Chief Financial Officer

                                   SCHEDULE A

i. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.


------------------------------------------------------------------------------------------------------------
 Name and Principal Business                                              Present Principal Employment, if
    Address; Citizenship                     Position with NMR                  not Stated at Left
------------------------------------------------------------------------------------------------------------
John A. Dimling                    President and Chief Executive
                                   Officer; Director
------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                Director                               Chief Operating Officer, VNU, Inc.
------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs                    Director                               Chairman of the Board of Directors and
                                                                          Chief Executive Officer, VNU, Inc.
------------------------------------------------------------------------------------------------------------
James O'Hara                       Senior Vice President and Chief
                                   Financial Officer
------------------------------------------------------------------------------------------------------------
Stephen J. Boatti                  Senior Vice President, Chief Legal
                                   Officer and Secretary
------------------------------------------------------------------------------------------------------------
Anita M. Rubino                    Senior Vice President and Chief
                                   Human Resources Officer
------------------------------------------------------------------------------------------------------------
John A. Loftus                     Senior Vice President and Chief
                                   Communications Officer
------------------------------------------------------------------------------------------------------------

ii. DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN CORPORATION - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CT 06901, EXCEPT THAT THE BUSINESS ADDRESS OF THOMAS
         A. MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NY 10003.

------------------------------------------------------------------------------------------------------------
 Name and Principal Business                                              Present Principal Employment, if
    Address; Citizenship                     Position with ACNielsen              not Stated at Left
------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                Director                               Chief Operating Officer, VNU, Inc.
------------------------------------------------------------------------------------------------------------
Nicholas L. Trivisonno             Chief Executive Officer
------------------------------------------------------------------------------------------------------------
Michael P. Connors                 Vice Chairman
------------------------------------------------------------------------------------------------------------
Robert J. Chrenc                   Executive Vice President and Chief
                                   Financial Officer
------------------------------------------------------------------------------------------------------------
Earl H. Doppelt                    Executive Vice President and General
                                   Counsel
------------------------------------------------------------------------------------------------------------

iii. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS


-------------------------------------------------------------------------------------------------------------------
 Name and Principal Business                                                  Present Principal Employment, if
    Address; Citizenship                     Position with VNU                      not Stated at Left
-------------------------------------------------------------------------------------------------------------------
Piet A.W. Roef                     Chairman of the Supervisory Board
-------------------------------------------------------------------------------------------------------------------
Aad G. Jacobs                      Vice Chairman of the Supervisory
                                   Board
-------------------------------------------------------------------------------------------------------------------
Peter J. van Dun                   Supervisory Director
-------------------------------------------------------------------------------------------------------------------
Frank L.V. Meysman                 Supervisory Director                        Director and Executive Vice President
  (citizen of Belgium)                                                         of Sara Lee Corporation, Chicago,
                                                                               Illinois (consumer products)
-------------------------------------------------------------------------------------------------------------------
Lien M.W.M. Vos-van Gortel         Supervisory Director                        Member, Council of State (The
                                                                               Netherlands)
-------------------------------------------------------------------------------------------------------------------
Joep L. Brentjens                  Supervisory Director
-------------------------------------------------------------------------------------------------------------------
Peter A.F.W. Elverding             Supervisory Director
-------------------------------------------------------------------------------------------------------------------
Rob F. van den Bergh               Chairman of the Executive Board of
                                   Directors and Chief Executive Officer
-------------------------------------------------------------------------------------------------------------------
Frans J.G.M. Cremers               Executive Director and Chief
                                   Financial Officer
-------------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs                    Executive Director
  (citizen of USA)
-------------------------------------------------------------------------------------------------------------------
Theo G.G.M. Bouwman                Executive Director
------------------------------------------------------------------------- -----------------------------------------

                                  EXHIBIT INDEX

EXHIBIT NO.                           TITLE
----------                            -----

   1. Joint Filing Agreement between NMR, ACNielsen and VNU dated February 21, 2001

   2. Operating Agreement between the Issuer and NMR dated as of August 15, 1999 (incorporated herein by reference to Exhibit 10.9 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20,
          1999)

   3. Common Stock Purchase Warrant issued to NMR, expiring December 31, 2001 (incorporated herein by reference to Exhibit 10.10 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999)

   4. Common Stock Purchase Warrant issued to NMR, expiring December 31, 2004 (incorporated herein by reference to Exhibit 10.11 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999)

   5. Second Registration Rights Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.1 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

   6. Series C Preferred Stock Purchase Agreement dated as of August 5, 1999 (incorporated herein by reference to Exhibit 10.7 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

   7. Series D Preferred Stock Purchase Agreement dated as of September 22, 1999 (incorporated herein by reference to Exhibit 10.8 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

   8. Agreement between the Issuer and NMR dated November 9, 1999 (incorporated herein by reference to Exhibit 4.4 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated November 15,
          1999)

   9. Closing Agreement between the Issuer and NMR dated December 21, 1999 (incorporated herein by reference to Exhibit 9 of the Schedule 13D, dated January 3, 2000, of VNU and NMR, relating to the Common Stock of the Issuer)

   10. Second Restated Stockholders Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.2 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

   11. Revolving Credit Facility Agreement, dated as of August 15, 1999 among VNU, VNU Ireland, ABN-AMRO Bank N.V., Merrill Lynch International and Merrill Lynch Capital Corporation (incorporated herein by reference to
          Exhibit 99(b) to the Schedule 14D-1 filed by Niner Acquisition, Inc., VNU, USA, Inc. and VNU N.V. on August 20, 1999 with respect to NMR (file No. 011-12275))

   12. Revolving Credit Facility Agreement, dated as December 17, 2000 among VNU, Merrill Lynch International (incorporated herein by reference to Exhibit (b) to the Schedule TO filed by Artist Acquisition, Inc. and VNU N.V. on December 22, 2000 with respect to ACNielsen (file No. 005-47591)




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


                                                                       Exhibit 1



                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this amended statement on Schedule 13D dated February 21, 2001 with respect to the Common Stock of NetRatings, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to an in accordance with the provisions of Rule 13(d)-1(f) under the Securities Exchange Act of 1934, as amended.

Date:    February 21, 2001

                                             NIELSEN MEDIA RESEARCH, INC.

                                             By: /s/ Stephen J. Boatti
                                                 ------------------------------
                                                 Name:  Stephen J. Boatti
                                                 Title: Senior Vice President
                                                        & Secretary


                                             ACNIELSEN CORPORATION

                                             By: /s/ Thomas A. Mastrelli
                                                 ------------------------------
                                                 Name:  Thomas A. Mastrelli
                                                 Title: Director


                                             VNU N.V.

                                             By: /s/ Frans J.G.M. Cremers
                                                 ------------------------------
                                                 Name:  Frans J.G.M. Cremers
                                                 Title: Chief Financial Officer





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